Exhibit 99.3

Entrée Resources Announces First Quarter 2021 Results

VANCOUVER, BC, May 14, 2021 /CNW/ - Entrée Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) – the "Company" or "Entrée") has today filed its interim financial results for the first quarter ended March 31, 2021. All numbers are in U.S. dollars unless otherwise noted.

Q1 2021 HIGHLIGHTS

Oyu Tolgoi Underground Development Update – Mongolia
The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée's joint venture partner Oyu Tolgoi LLC ("OTLLC") and the Entrée/Oyu Tolgoi joint venture property (the "Entrée/Oyu Tolgoi JV Property"), which is a partnership between Entrée and OTLLC. On May 12, 2021, OTLLC's 66% shareholder Turquoise Hill Resources Ltd. ("Turquoise Hill") provided an update on underground development on the Oyu Tolgoi mining licence:

  The COVID-19 situation in Mongolia remains fragile and subject to rapid change despite a widespread vaccination program. OTLLC is constantly adapting to the changing circumstances to prioritize the health and safety of its employees.
  During the first quarter 2021, the Oyu Tolgoi underground project was impacted by COVID-19 cases at site, requiring OTLLC to periodically suspend work as a health and safety precaution. COVID-19 measures implemented by OTLLC, including restrictions on travel from Ulaanbaatar to site, have significantly impacted the number of workers that remain at site to continue underground development. Turquoise Hill expects that COVID-19 restrictions will continue to impact underground construction and development in the second quarter 2021 and is working with OTLLC and Rio Tinto International Holdings ("Rio Tinto") to monitor and assess the situation.
  On April 9, 2021, Turquoise Hill announced that it has reached a binding agreement (the "Heads of Agreement") with Rio Tinto on a funding plan to complete the construction of Lift 1 of the Oyu Tolgoi underground project, including Lift 1 of the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property. Successful implementation of the Heads of Agreement is subject to achieving alignment with the relevant stakeholders in addition to Rio Tinto (including existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors.
  Achievement of the technical criteria required for a mid-2021 commencement of the undercut on the Oyu Tolgoi mining licence remains on track. However, the exact timing of the undercut is under increasing pressure due to the rapidly evolving recent COVID-19 impacts. Non-technical criteria, including confirmation of necessary regulatory and legislative approvals required by the Government of Mongolia, are still pending and are critical elements for consideration to proceed with the decision to commence the undercut. Turquoise Hill is working with OTLLC and other stakeholders to ensure that important aspects for a successful project are met prior to commencing the undercut.
  At the end of the first quarter 2021, cumulative underground development progress is 56,264 equivalent metres with cumulative conveyor to surface advancement of 13,832 equivalent metres. Progress in March was impacted by COVID-19 restrictions and controls and Turquoise Hill anticipates that development rates will continue to be impacted into the second quarter 2021. Although development work has slowed, almost all of the development required for the commencement of the undercut is complete.
  Ongoing work suspensions continue to affect progress on Shafts 3 and 4 and the overall impact of these delays is under review. Progress remains dependent on mobilizing key vendors and additional sinking resources into country and cleared from quarantine. Additional shaft sinking specialists are in Mongolia and are expected to arrive on site in May 2021. Shafts 3 and 4 are not required to support Panel 0 commencement, however they are required to support production from Panels 1 and 2 during ramp up to 95,000 tonnes per day.
  In the first quarter 2020, OTLLC submitted a resources and reserves update for registration pursuant to local regulatory requirements in Mongolia. On July 2, 2020, Turquoise Hill announced the completion of an updated Oyu Tolgoi Feasibility Study ("OTFS20"), which incorporates the new block cave mine design for Hugo North Lift 1 Panel 0 previously announced by Turquoise Hill on May 13, 2020. The expert review of the resources and reserves update is in progress and OTFS20 is expected to be considered for endorsement by the Mongolian regulators following registration.
  OTFS20 incorporates an update to the first sustainable production schedule and capital cost estimates for the underground mine development based on the new Panel 0 mine design. On December 18, 2020, Turquoise Hill announced the completion and delivery by Rio Tinto of the definitive estimate of cost and schedule (the "Definitive Estimate"), which refines the analysis contained in OTFS20. OTLLC board approval of the Definitive Estimate will be considered following registration of the resources and reserves update and endorsement of OTFS20.
  The Hugo North (including Hugo North Extension) Lift 1 mine plan incorporates the development of three panels and in order to reach the full sustainable production rate of 95,000 tonnes per day from the underground operations, all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.
  Turquoise Hill has advised that several mining studies are in progress, which are focused on the evaluation of different design and sequencing options for Panels 1 and 2 as part of OTLLC's planned Pre-Feasibility and Feasibility Study level work. These studies are underpinned by additional geology and geotechnical data that is being collected from underground and surface drilling, which was ongoing during the first quarter 2021. As more drilling is completed, mine design refinements and updates will be communicated by Turquoise Hill. Turquoise Hill expects the first of these design updates in the second half of 2021.

Corporate

  Q1 2021 operating loss was $0.5 million compared to an operating loss of $0.4 million in Q1 2020.
  Q1 2021 operating cash outflow before working capital was $0.4 million and was consistent with the comparative quarter of Q1 2020.
  As at March 31, 2021, the cash balance was $6.9 million and the working capital balance was $6.9 million. The Company holds the majority of its cash in Canadian currency.
  The Company recognizes the unprecedented situation surrounding the ongoing COVID-19 pandemic and is closely monitoring the effect of the COVID-19 pandemic on its business and operations and will continue to update the market on the impacts to the Company's business and operations in relation to these extraordinary circumstances.

OUTLOOK AND STRATEGY

The Company's primary objective for the 2021 year is to work with other Oyu Tolgoi stakeholders to advance potential amendments to the joint venture agreement (the "Entrée/Oyu Tolgoi JVA") that currently governs the relationship between Entrée and OTLLC and upon finalization, transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi joint venture (the "Entrée/Oyu Tolgoi JV").  The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the 2009 Oyu Tolgoi Investment Agreement among the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill and commencement of underground development. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of all stakeholders, provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

In addition, the Company is currently in the process of reviewing the data and assumptions underlying OTFS20, the OTFS20 block cave designs, updated costs and schedules and the updated mineral resources and reserves in order to assess the potential impact on the Entrée/Oyu Tolgoi JV Property resources and reserves and the assumptions and outputs from the Company's 2018 Technical Report. The Company will update the market following completion of its review and assessment.

The Company's interim financial statements and Management's Discussion and Analysis ("MD&A") for the first quarter ended March 31, 2021 are available on the Company's website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

QUALIFIED PERSON
Robert Cinits, P.Geo., consultant to Entrée and the Company's former Vice President, Corporate Development, and a Qualified Person as defined by NI 43-101, has approved the technical information in this release.  For further information on the Entrée/Oyu Tolgoi JV Property, see the Company's Technical Report (the "2018 Technical Report"), titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of January 15, 2018, available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi JV, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 24%, 9% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; uses of funds and projected expenditures; requirements for additional capital; the expectations set out in OTLLC's OTFS20 and the Company's 2018 Technical Report on the Company's interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the mine design for Hugo North Lift 1 Panel 0 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North (including Hugo North Extension) Lift 1 and the possible outcomes, content and timing thereof; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company's cash flows, expected copper and gold grades, liquidity, funding requirements and planning; the potential impact of COVID-19 (coronavirus) on Oyu Tolgoi underground development and the Company's business, operations and financial condition; the estimation of mineral reserves and resources; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée's interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; permitting time lines; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; and the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source); the willingness of third parties to extend existing power arrangements; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interactions and discussions between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the Oyu Tolgoi Investment Agreement and the 2015 Oyu Tolgoi Underground Mine Development and Financing Plan to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; as well as those factors discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2020, dated March 31, 2021 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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SOURCE Entrée Resources

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For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 16:30e 14-MAY-21